EXHIBIT 99.1

Endeavour Silver Produces 1,943,955 Oz Silver and 10,474 Oz Gold, for a total of 3.4 Million Silver Equivalent Oz in Q2 2026

VANCOUVER, British Columbia, July 08, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports second quarter 2026 production of 1,943,955 silver ounces (“oz”), 10,474 gold oz, and in combination with base metals, a silver equivalent (1) production of 3.4 million oz.  Year-to-date production was 3,819,329 silver oz and 22,215 gold oz for a total silver equivalent production of 6.8 million ounces. All dollar amounts are in US dollars ($).

“During the second quarter, we continued to advance our operational priorities across the portfolio, with Terronera making steady progress through plant optimization, Kolpa delivering a meaningful step-up in throughput following its plant expansion, and Pitarrilla feasibility study advancing,” commented Dan Dickson, Chief Executive Officer. “While Terronera’s production remains in line with our planned first-half ramp-up profile, the continued improvement in Terronera recoveries and the strong contribution from Kolpa position us well as we work to build momentum through the remainder of 2026.”

Q2 2026 Production Overview

  Terronera Continues Plant Optimization: Throughput was consistent with plan in Q2, while metal recoveries improved through continued process refinement.
  Kolpa Expansion Increases Throughput: A significant portion of the plant expansion was commissioned at the end of Q1 2026, resulting in throughput of 233,408 tonnes in Q2 2026, a substantial increase compared to previous quarters. Recoveries remained stable through Q2 2026, while grades experienced a slight decrease as mining development in higher-grade areas catches up with the new plant capacity. As a result, Q2 2026 silver production was 19% higher than Q1 2026 and silver equivalent production was 26% higher.
  Guanaceví Maintains Stable Throughput: Throughput and recoveries were slightly higher than Q2 2025, offset by lower silver and gold grades. As a result, silver production was below plan while gold production remains in line with plan.
  Metal Sales and Inventories: Sold 2,086,717 silver oz and 10,823 gold oz during the second quarter. A total of 268,522 silver oz and 900 gold oz of bullion inventory and 41,771 silver ounces and 399 gold ounces in concentrate inventory are held as at June 30, 2026.

Q2 2026 Operations

Consolidated silver production was 1,943,955 oz in Q2 2026, slightly below plan, and 31% higher than 1,483,736 oz produced in Q2 2025. Higher production is attributed to the additional oz from Kolpa (note that Q2 2025 included 2 months of production from Kolpa following acquisition on May 1, 2025) and 608,347 oz from Terronera which achieved commercial production on October 1, 2025. These contributions were partially offset by the sale of Bolañitos which was finalized on January 15, 2026. Silver production at Guanaceví was 30% lower than Q2 2025, predominantly due to 35% lower silver grades partially offset by 4% higher throughput.

Consolidated gold production was 10,474 oz in Q2 2026, 35% higher than 7,755 oz produced in Q2 2025. Higher production is primarily attributable to the addition of 7,666 oz from Terronera, partially offset by the sale of Bolañitos. Gold production at Guanacevi was 21% lower than Q2 2025, predominantly due to the 27% lower gold grade partially offset by 4% higher throughput.

Terronera’s production in Q2 2026 was in line with plan and mining operations are scheduled to shift into higher-grade areas in Q3 2026. Terronera recoveries averaged 85.4% for silver and 72.6% for gold, with silver slightly above Q1 2026 and in line with plan. Recoveries are expected to continue to improve with higher silver grades and continued refinement of the plant processes. Ore grades of 126.2 grams per tonne (gpt) for silver and 1.87 gpt of gold were in line with plan for the quarter.

Guanaceví’s throughput was 4% higher than Q2 2025 and in line with plan. Grades were lower than the prior year due to mining lower-grade areas of the deposit as part of the mining sequence as well as higher than planned dilution. Supplies of local third-party mill feed continued to supplement Guanaceví production, amounting to 30% of quarterly throughput.

Kolpa's throughput in Q2 2026 was 233,408 tonnes producing 633,288 oz of silver, compared to 171,727 tonnes producing 530,118 oz of silver in Q1 2026. A significant portion of the plant expansion to 2,500 tonnes per day (tpd) was completed in March 2026; during the commissioning and ramp-up, the plant processed a higher proportion of lower grade open pit material. The processed material in Q2 2026 averaged grades of 93.3 g/t silver, 2.80% lead, 2.03% zinc and 0.24% copper. Despite the slightly lower grades, due to the significant increase in throughput, production of silver exceeded plan while production of base metals remained in line with plan. Management continues to evaluate capital improvement initiatives, including the expansion of the tailings storage facility with the installation of a dry-stack tailings filter press, additional permitted areas and lifts, as well as upgrades to camp accommodations aimed at attracting and retaining skilled miners.

Consolidated Production Highlights for the Three and Six Months Ended June 30, 2026

Three Months Ended June 30				Six Months Ended June 30
2026	2025	% Change		2026	2025	% Change
509,576	303,828	68%	Throughput (tonnes)	966,232	513,335	88%
1,943,955	1,483,736	31%	Silver ounces produced	3,819,329	2,689,529	42%
10,474	7,755	35%	Gold ounces produced	22,215	16,093	38%
6,207	3,503	77%	Lead tonnes produced	11,146	3,503	218%
3,989	2,316	72%	Zinc tonnes produced	6,831	2,316	195%
127	58	120%	Copper tonnes produced	193	58	234%
1,872,767	1,454,412	29%	Payable silver ounces produced	3,687,909	2,647,770	39%
10,143	7,638	33%	Payable gold ounces produced	21,517	15,826	36%
3,437,794	2,528,562	36%	Silver equivalent ounces produced[1]	6,779,737	4,401,401	54%
2,086,717	1,455,680	43%	Silver ounces sold	3,728,937	2,679,364	39%
10,823	7,706	40%	Gold ounces sold	21,766	16,244	34%

1 Silver equivalent for 2026 is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne. Silver equivalent for 2025 is calculated using 80 silver oz to 1 gold oz; 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
Bolañitos mine was sold January 15, 2026, and is included in the consolidated results above.
Totals may not add up due to rounding

Production Tables for the Three Months Ended June 30, 2026, by mine

Three Months Ended June 30, 2026	Terronera	Guanaceví	Kolpa
Tonnes processed	175,729	100,439	233,408
Tonnes per day	1,931	1,104	2,565
Silver ounces produced	608,347	702,320	633,288
Silver grade g/t	126	235	93
Silver recovery	85.4%	92.4%	90.5%
Gold ounces produced	7,666	2,808	-
Gold grade g/t	1.87	0.94	-
Gold recovery	72.6%	92.9%	-
Lead tonnes produced	-	-	6,207
Lead grade %	-	-	2.80%
Lead recovery %	-	-	95.0%
Zinc tonnes produced	-	-	3,989
Zinc grade %	-	-	2.03%
Zinc recovery %	-	-	84.2%
Copper tonnes produced	-	-	127
Copper grade %	-	-	0.24%
Copper recovery %	-	-	22.9%
Silver Equivalent ounces produced[1]	1,298,268	955,070	1,184,457

Totals may not add up due to rounding

Production Tables for the Six Months Ended June 30, 2026, by mine

Six Months Ended June 30, 2026	Terronera	Guanacevi	Kolpa
Tonnes processed	351,147	195,963	405,135
Tonnes per day	1,940	1,083	2,238
Silver ounces produced	1,141,648	1,495,880	1,163,406
Silver grade g/t	119	259	98.63
Silver recovery	84.7%	91.5%	90.6%
Gold ounces produced	16,144	5,577	-
Gold grade g/t	1.97	0.98	-
Gold recovery	72.6%	90.6%	-
Lead tonnes produced	-	-	11,146
Lead grade %	-	-	2.90%
Lead recovery %	-	-	94.7%
Zinc tonnes produced	-	-	6,831
Zinc grade %	-	-	2.01%
Zinc recovery %	-	-	84.1%
Copper tonnes produced	-	-	193
Copper grade %	-	-	0.22%
Copper recovery %	-	-	21.6%
Silver Equivalent ounces produced	2,594,616	1,998,849	2,124,507

Bolañitos mine was sold January 15, 2026, and is not included in the breakdown above.
Totals may not add up due to rounding

About Endeavour Silver

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q2 2026 Financial Results and Conference Call

Q2 2026 financial results will be released after market close on Wednesday July 29, 2026, and Management will host a conference call the next day, Thursday July 30, 2026, at 10:00 a.m. Pacific Time / 1:00 p.m. EDT to discuss the results.

Date:	Thursday July 30, 2026

Time:	10:00am Pacific Time / 1:00pm EDT

Telephone:	Canada & US + 1-833-752-3348 International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658 International +1-412-317-0088 Access code is 8095012; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements [Blakes to review]

This news release contains “forward-looking statements” within the meaning of the United States private securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding improvement initiatives; contribution from Kolpa; operations at the Company’s properties continuing to meet management targets; mining operations; improvement of recoveries; the Company’s plans to drive organic growth, create lasting value and become a leading senior silver producer; and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form Dated March 27, 2026, filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.